Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173391

INDEPENDENCE REALTY TRUST, INC.

SUPPLEMENT NO. 7 DATED FEBRUARY 6, 2013

TO THE PROSPECTUS DATED MARCH 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated March 16, 2012 and Supplement No. 6 thereto dated January 11, 2013 relating to our offering of up to $1,095,000,000 in shares of our common stock. Terms used in this Supplement No. 7 and not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 7 is to disclose an update to the “Management” section of our prospectus.

Update to “Management” Section

The following disclosure updates the “Management — Our Directors and Officers” section of our prospectus.

On February 1, 2013, our board of directors was notified that Jack E. Salmon was resigning his positions as our chief executive officer and president and as one of our directors effective February 8, 2013, or the effective date. On February 1, 2013, our board of directors appointed Scott F. Schaeffer to serve as our chief executive officer and president effective as of the effective date. Mr. Schaeffer will continue to serve as one of our directors and has served as our chairman of the board since January 2011. Mr. Schaeffer has also been appointed to be the chief executive officer of our advisor, Independence Realty Advisors, LLC effective as of February 1, 2013, and will continue to serve as one of its managers.

Scott F. Schaeffer, age 50, has served as our chief executive officer and president since February 2013 and as our chairman of the board since January 2011. Since October 2011, Mr. Schaeffer has also served as the chairman of the board of Independence Mortgage Trust, Inc., a non-listed public REIT which is focused on investments in commercial real estate loans and is sponsored by RAIT Financial Trust, our sponsor. He has also served as the chief executive officer of RAIT Financial Trust since February 2009, its president since February 2008, its chairman since December 2010, its chief operating officer from February 2008 to February 2009, its co-president and co-chief operating officer from December 2006 to February 2008 and its president and chief operating officer from September 2000 to December 2006. Mr. Schaeffer served as the vice chairman of the board of directors of Resource America, Inc., a specialty finance company, from 1998 to 2000, the executive vice president of Resource America from 1997 to 1998, and a senior vice president of Resource America from 1995 to 1997. Mr. Schaeffer also served as president of Resource Properties, Inc., a wholly owned real estate subsidiary of Resource America, from 1992 to 2000. Mr. Schaeffer served as a director of Resource America until October 2002. Mr. Schaeffer holds a Bachelor of Science in Commerce from Rider University in Lawrenceville, New Jersey.

The following disclosure updates the “Management — Our Advisor” section of our prospectus.

Effective January 31, 2013, James P. Curtis, the senior vice president — operations of our advisor, resigned his position. On February 1, 2013, Andrew M. Dornbusch was appointed the senior vice president — operations and a member of the board of managers of our advisor.

Andrew M. Dornbusch, age 36, has served as senior vice president — operations of our advisor and as a member of our advisor’s board of managers since February 2013. Mr. Dornbusch has also served as president of our dealer manager since January 2013 and was the executive vice president of our dealer manager from October 2009 to January 2013. Previously, Mr. Dornbusch held the position of first vice president with Inland Securities Corporation. Prior to entering the securities industry, Mr. Dornbusch was an attorney with Dorsey & Whitney LLP, in Minneapolis, Minnesota. He earned his Bachelor’s degree from the University of Minnesota and obtained his law degree from Cornell Law School.